SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:     'Director/PDMR Shareholding'

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility
and Connected Persons

1.	Name of the Issuer AVIVA PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2. R, (ii) a disclosure made in accordance with LR 9.8.6R(1), or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

(i)

3.	Name of person discharging managerial responsibilities/director RICHARD KARL GOELTZ	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in (3) and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in (3) or (4) above or in respect of a non-beneficial interest HOLDING OF R K GOELTZ (3)	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY 25P
7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them RICHARD KARL GOELTZ	8.	State the nature of the transaction PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 5,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £3.276	14.	Date and place of transaction LONDON, UK 18 MAY 2010
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) NEGLIGIBLE	16.	Date issuer informed of transaction 19 MAY 2010
Boxes 17. - 22. not applicable
23.	Any additional information	24.	Name of contact and telephone number for queries HELENA SARSTED, 020 7662 0156

Name of authorised official of issuer responsible for making notification KIRSTINE COOPER, DEPUTY GROUP COMPANY SECRETARY Date of notification 19 MAY 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 May 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary